Proposed February 2011

CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

THE CALVERT FUND

Calvert Government Fund

Class A Distribution Plan expenses incurred by Calvert Government Fund pursuant to this Plan may not exceed, on an annual basis, 0.25% of the Fund’s daily net assets.

Effective date: April 30, 2011